U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2002

                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                  --------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                  --------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes            No    X
                                         -----         -----
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
                                       -----------

                                [GRAPHIC OMITED]


                                MFC BANCORP LTD.


                            2002 THIRD QUARTER REPORT
                                 TO SHAREHOLDERS


                               SEPTEMBER 30, 2002


                           FORWARD-LOOKING STATEMENTS

The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

   * general economic and business conditions, including changes in interest rates;
   *  prices  and  other  economic  conditions;
   *  natural  phenomena;
   * actions by government authorities, including changes in government regulation;
   *  uncertainties  associated  with  legal  proceedings;
   *  technological  development;
   *  future  decisions  by  management  in  response  to  changing  conditions;
   *  our  ability  to  execute  prospective  business  plans;  and
   *  misjudgments  in  the  course  of  preparing  forward-looking  statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                                MFC BANCORP LTD.
                                (THE "COMPANY")

                            2002 THIRD QUARTER REPORT

President's  Letter  to  Shareholders:

We are pleased to enclose our results for the third quarter of 2002. Revenues in the third quarter of 2002 increased by approximately 56% compared to the same period in 2001. The following table is a summary of selected financial information for the Company for the periods indicated:


                        Three Months Ended              Three Months Ended
                           September 30,                   September 30,
                   ----------------------------    ----------------------------
                     2002                2001        2002                2001
                   --------            --------    --------            --------
                         (U.S. Dollars in              (Canadian Dollars in
                         thousands, except               thousands, except
                         per share amounts)              per share amounts)
                         Information Only

Revenue            $ 32,897            $ 21,202    $ 52,169            $ 33,478
Net income            1,168               4,930       1,854               7,786
Net income per
 share:
   Basic               0.09                0.39        0.14                0.61
   Diluted             0.09                0.37        0.14                0.58

                   September 30,    December 31,    September 30,   December 31,
                       2002             2001            2002            2001
                   -------------    ------------    -------------   ------------
                    (U.S. Dollars in thousands)         (Canadian Dollars in
                         Information Only                    thousands)

Cash and cash
   equivalents     $ 67,439            $ 48,453      $106,945           $ 77,166
Securities           44,145              47,598        70,005             75,805
Total assets        311,627             247,796       494,179            394,639
Debt                100,759              61,535       159,783             98,000


The net earnings for the three-month period ended September 30, 2002, after taxes, were $1.9 million or $0.14 per share on a fully diluted basis versus $7.8 million or $0.58 per share on a fully diluted basis in the prior year. The net earnings for the nine-month period ended September 30, 2002 were $21.9 million or $1.63 per share on a fully diluted basis, compared to $25.4 million or $1.92 per share on a fully diluted basis in the prior year.

Earnings in the third quarter were not in line with our expectations due to a timing issue, where the closing of specific banking projects did not occur as projected. However, we believe that for the full year we will be able to achieve our historical return on capital.

The Company is in the financial services business and focuses on merchant banking and provides specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our experience and operating structure permits us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist those clients. These activities are conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., a fully licensed Swiss bank based in Herisau, Switzerland. Our banking operations generally place client deposits with other major financial institutions on a fiduciary or trust basis and earn a fee on the amount of money received from the counterparty. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital. These arrangements also let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.

We have established a foundation for our financial services business and look forward to continued growth during the remainder of 2002.

                                        Respectfully  submitted,

                                        /s/ Michael J. Smith

                                        M.J.  Smith
November  26,  2002                     President

                                MFC BANCORP LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                                  (UNAUDITED)

                                MFC BANCORP LTD.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                        SEPTEMBER 30,       SEPTEMBER 30,      DECEMBER 31,
                            2002                2002              2001
                       ---------------     ---------------    --------------
                        (U.S. DOLLARS)             (CANADIAN DOLLARS)
                       INFORMATION ONLY

ASSETS
Cash and cash
  equivalents          $  67,439           $ 106,945          $   77,166
Securities                44,145              70,005              75,805
Loans                     52,162              82,719              69,737
Receivables               39,429              62,527              44,371
Due from investment
  dealers                      -                   -                 493
Commodity investments      3,499               5,549               5,447
Properties held for
  development and sale    58,101              92,137              22,480
Resource property         23,284              36,923              37,451
Goodwill                  21,271              33,732              28,066
Equity method
  investments                394                 625              30,898
Prepaid and other          1,903               3,017               2,725
                       ---------------     ---------------     -------------
                       $ 311,627           $ 494,179           $ 394,639
                       ===============     ===============     =============
LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Accounts payable
    and accrued
    expenses           $  28,509           $  45,210           $  41,649
  Debt                   100,759             159,783              98,000
  Future income tax
    liability              2,150               3,410               5,348
  Deposits                17,017              26,986                 524
                       ---------------     --------------      -------------
 Total liabilities       148,435             235,389             145,521
                       ---------------     --------------      -------------

Minority interests         3,710               5,883               3,121

Shareholders' equity
  Common stock            44,347              70,326              76,673
  Cumulative
    translation
    adjustment             9,558              15,157               4,452
  Retained earnings      105,577             167,424             164,872
                       ---------------     ---------------     -------------
                         159,482             252,907             245,997
                       ---------------     ---------------     -------------
                       $ 311,627           $ 494,179           $ 394,639
                       ===============     ===============     =============


The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                   (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                SEPTEMBER 30,        SEPTEMBER 30,
                                    2002         ---------------------
                                -------------      2002         2001
                                (U.S. DOLLARS)   --------     --------
                               INFORMATION ONLY    (CANADIAN DOLLARS)

Financial services revenue      $100,747         $159,765     $124,368

Expenses
  Financial services              69,125          109,619       85,083
  General and administrative      14,546           23,067       11,838
  Interest                         3,497            5,546        2,216
                                --------         --------     --------
                                  87,168          138,232       99,137
                                --------         --------     --------

Income before income taxes        13,579           21,533       25,231
Recovery of (provision for)
  income taxes                       224              356         (127)
                                --------         --------     --------
                                  13,803           21,889       25,104

Minority interests                     1                2          308
                                --------         --------     --------

Net income                        13,804           21,891       25,412

Retained earnings,
  beginning of period            103,968          164,872      148,767
Dividends                        (12,195)         (19,339)           -
                                --------         --------     --------
Retained earnings,
  end of period                 $105,577         $167,424     $174,179
                                ========         ========     ========

Earnings per share
  Basic                         $   1.06         $   1.69     $   2.04
                                ========         ========     ========
  Diluted                       $   1.03         $   1.63     $   1.92
                                ========         ========     ========



The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                   (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                SEPTEMBER 30,         SEPTEMBER 30,
                                    2002         ----------------------
                                -------------      2002         2001
                                (U.S. DOLLARS)   ---------    ---------
                               INFORMATION ONLY    (CANADIAN DOLLARS)
Financial services revenue      $  32,897        $  52,169    $  33,478

Expenses
  Financial services               24,846           39,400       21,070
  General and administrative        4,810            7,628        4,119
  Interest                          1,340            2,125          769
                                ---------        ---------    ---------
                                   30,996           49,153       25,958
                                ---------        ---------    ---------

Income before income taxes          1,901            3,016        7,520
(Provision for) recovery of
  income taxes                       (728)          (1,154)         236
                                ---------        ---------    ---------
                                    1,173            1,862        7,756

Minority interests                     (5)              (8)          30
                                ---------        ---------    ---------

Net income                          1,168            1,854        7,786

Retained earnings,
  beginning of period             104,409          165,570      166,393
                                ---------        ---------    ---------
Retained earnings,
  end of period                 $ 105,577        $ 167,424    $ 174,179
                                =========        =========    =========

Earnings per share
  Basic                         $    0.09        $    0.14    $    0.61
                                =========        =========    =========
  Diluted                       $    0.09        $    0.14    $    0.58
                                =========        =========    =========



The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                                          SEPTEMBER 30,
                                                     -------------------------
                                                       2002             2001
                                                     ---------       ---------
Inflow (outflow) of cash and cash equivalents
  related to the following activities:
Operating
   Net income                                        $  21,891       $  25,412
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                     1,240           1,335
       Write-down of equity method investment            3,591               -
       Gain on debt                                     (3,267)              -
   Changes in current assets and liabilities
       Securities                                       (5,480)         (7,041)
       Receivables                                      (9,948)         (3,444)
       Due from investment dealers                         509          12,401
       Commodity investments                               361               -
       Properties held for development and sale          2,376            (231)
       Accounts payable and accrued expenses            (7,260)           (418)
       Other                                             2,756          (1,418)
                                                       -------       ---------
                                                         6,769          26,596
Financing
   Net (decrease) increase in deposits                  22,759         (60,636)
   Borrowings, less debt repayments, net                27,573          (1,878)
   (Repurchase of shares) issuance of shares, net       (7,095)          6,418
                                                     ---------       ---------
                                                        43,237         (56,096)
Investing
   Net (increase) decrease in loans                    (18,880)         36,139
   Purchases of subsidiaries, net of cash acquired     (34,914)              -
   Proceeds from sale of equity method investment       25,915               -
   Other                                                   (42)           (481)
                                                     ---------       ---------
                                                       (27,921)         35,658

Exchange rate effect on cash and cash equivalents        7,694           2,246
                                                     ---------       ---------
Increase in cash and cash equivalents                   29,779           8,404
Cash and cash equivalents, beginning of period          77,166          68,524
                                                     ---------       ---------
Cash and cash equivalents, end of period             $ 106,945       $  76,928
                                                     =========       =========



The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                                          SEPTEMBER 30,
                                                     ------------------------
                                                       2002            2001
                                                     --------        --------
Inflow (outflow) of cash and cash equivalents
 related to the following activities:
Operating
   Net income                                        $  1,854        $  7,786
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Depreciation and amortization                      596             485
       Gain on debt                                    (1,144)              -
   Changes in current assets and liabilities
       Securities                                       5,031          (3,203)
       Receivables                                      8,913          (3,021)
       Due from investment dealers                        378            (627)
       Commodity investments                            1,679               -
       Properties held for development and sale         2,533             (51)
       Accounts payable and accrued expenses             (500)         (9,840)
       Other                                            2,664          (1,984)
                                                     --------        --------
                                                       22,004         (10,455)
Financing
   Net decrease in deposits                           (25,962)           (477)
   Borrowings, less debt repayments, net               26,927           4,770
   (Repurchase of shares) issuance of shares, net      (1,138)            111
   Other                                                    -              19
                                                     --------        --------
                                                         (173)          4,423
Investing
   Net (increase) decrease in loans                   (15,979)          4,131
   Purchases of subsidiaries, net of cash acquired    (34,914)              -
   Proceeds from sale of equity method investment      25,915               -
   Other                                                    8            (230)
                                                     --------        --------
                                                      (24,970)          3,901

Exchange rate effect on cash and cash equivalents       4,208           6,097
                                                     --------        --------
Increase in cash and cash equivalents                   1,069           3,966
Cash and cash equivalents, beginning of period        105,876          72,962
                                                     --------        --------
Cash and cash equivalents, end of period             $106,945        $ 76,928
                                                     ========        ========




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

NOTE  1.  BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE  2.  NATURE  OF  BUSINESS

The Company is in the financial services business and its principal activities focus on merchant banking.

NOTE  3.  EARNINGS  PER  SHARE

The Company adopted the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share", which is applied for fiscal years beginning on or after January 1, 2001. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

The weighted average number of shares (in thousands) outstanding for the purposes of calculating basic earnings per share was 12,987 and 12,909 for the nine and three months ended September 30, 2002, respectively, and 12,454 and 12,706 for the nine and three months ended September 30, 2001, respectively. The weighted average number of shares (in thousands) outstanding for the purposes of calculating diluted earnings per share was 14,252 and 12,909 for the nine and three months ended September 30, 2002, respectively, and 13,838 and 14,068 for the nine and three months ended September 30, 2001, respectively. For the three months ended September 30, 2002, convertible bonds were not included in the computation of diluted earnings per share because they were anti-dilutive.

NOTE  4.  GOODWILL  AND  OTHER  INTANGIBLE  ASSETS

Canadian Institute of Chartered Accountants' Accounting Handbook Section 3062, "Goodwill and Other Intangible Assets", which is applied for fiscal years beginning on or after January 1, 2002, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. A recognized intangible asset should be amortized over its useful life, unless the life is determined to be indefinite; and an intangible asset that is subject to amortization should be tested for impairment. Goodwill should be recognized on an enterprise's balance sheet at the amount initially recognized, less any write-down for impairment.

As prescribed by the Section 3062, the following table sets forth the reconciliation of reported net income to adjusted net income before amortization of goodwill:




                     For Nine Months Ended         For Three Months Ended
                         September 30,                  September 30,
                     ---------------------        ------------------------
                       2002         2001            2002            2001
                     --------     --------        --------        --------
                       (in thousands of               (in thousands of
                       Canadian Dollars,              Canadian Dollars,
                       except per share               except per share
                           amounts)                       amounts)
Reported net
  income             $ 21,891     $ 25,412        $  1,854        $  7,786
Add back: goodwill
  amortization              -          870               -             290
                     --------     --------        --------        --------

Adjusted net income  $ 21,891     $ 26,282        $  1,854        $  8,076
                     ========     ========        ========        ========

Basic earnings
  per share:
    Reported net
      income         $   1.69     $   2.04        $   0.14        $   0.61
    Goodwill
      amortization          -         0.07               -            0.02
                     --------     --------        --------        --------

Adjusted net income  $   1.69     $   2.11        $   0.14        $   0.63
                     ========     ========        ========        ========

Diluted earnings
  per share:
    Reported net
     income          $   1.63     $   1.92        $   0.14        $   0.58
    Goodwill
     amortization           -         0.06               -            0.02
                     --------     --------        --------        --------

Adjusted net income  $   1.63     $   1.98        $   0.14        $   0.60
                     ========     ========        ========        ========


NOTE  5.  REPORTING  CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.5858 as at September 30, 2002, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

NOTE  6.  ACQUISITIONS

In August 2002, the Company acquired an approximately 93% interest in Euro Trade & Forfaiting Inc., a company incorporated pursuant to the laws of the State of Utah, U.S.A. The aggregate purchase price was approximately $42.8 million. The estimated fair value of the total assets acquired (in thousands) was $49,006, which consisted of cash of $6,538, loans of $33,910 including amounts advanced to the Company, securities of $3,268, other assets of $1,582 and goodwill of $3,708. The estimated fair value of the total liabilities assumed (in thousands) was $6,200, which consisted of accounts payable of $3,438 and minority interests of $2,762. Accordingly, the estimated fair value of the net assets acquired (in thousands) was $42,806.

In August 2002, the Company also acquired approximately 85% of the shares and U.S. $11.8 million of loans of Banff Resources Ltd., a cobalt mining and processing company incorporated pursuant to the laws of Yukon, Canada. The aggregate purchase price was approximately $0.2 million, and the Company agreed to pay annual royalty payments to the vendors if certain conditions are met in the future up to an aggregate maximum amount of U.S. $10.0 million. The estimated fair value of the total assets acquired (in thousands) was $78,808, which consisted of cash of $1,019, receivables of $5,478, other assets of $1,341 and properties held for sale of $70,970. The estimated fair value of the liabilities assumed (in thousands) was $78,609, which consisted of accounts payable of $6,996 and third party indebtedness of $71,613. Accordingly, the estimated fair value of the net assets acquired (in thousands) was $199.

NOTE  7.  RELATED  PARTY  TRANSACTION

During the quarter ended September 30, 2002, the Company sold an undeveloped real property to a non-consolidated affiliate for gross cash proceeds of $4.2 million. No gain or loss was recognized on the transaction.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN  THIS  DOCUMENT,  PLEASE  NOTE  THE  FOLLOWING:

   * REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;
   * ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED;
   * THE INFORMATION SET FORTH IN THIS QUARTERLY REPORT IS AS AT SEPTEMBER 30, 2002, UNLESS AN EARLIER OR LATER DATE IS INDICATED; AND
   * SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES ONLY USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6306, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT THE END OF THE THIRD QUARTER OF 2002.

The following discussion and analysis of our financial condition and results of our operations for the nine and three month periods ended September 30, 2002 should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report and in our latest annual report on Form 20-F. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS  -  NINE  MONTHS  ENDED  SEPTEMBER  30,  2002

In the nine months ended September 30, 2002, revenues increased by 28.5% to $159.8 million from $124.4 million in the comparable period of 2001, primarily due to increased activities in our trading operations.

Expenses increased to $138.2 million in the nine months ended September 30, 2002 from $99.1 million in the comparable period of 2001, primarily as a result of the increase in trading operations and the inclusion of the results of acquisitions during the current period. General and administrative expenses increased to $23.1 million in the nine months ended September 30, 2002 from $11.8 million in the comparable period of 2001. Interest expense increased to $5.5 million in the nine months ended September 30, 2002 from $2.2 million in the comparable period of 2001, primarily as a result of increased indebtedness resulting from acquisitions. During the current period, we had a recovery of income taxes of $0.4 million, compared to a provision for income taxes of $0.1 million in the comparative period of 2001.

In the nine months ended September 30, 2002, our net earnings were $21.9 million or $1.69 per share on a basic basis ($1.63 per share on a diluted basis), compared to net earnings of $25.4 million or $2.04 per share on a basic basis ($1.92 per share on a diluted basis) in the nine months ended September 30, 2001.

RESULTS  OF  OPERATIONS  -  THREE  MONTHS  ENDED  SEPTEMBER  30,  2002

In the three months ended September 30, 2002, revenues increased by 55.8% to $52.2 million from $33.5 million in the comparable period of 2001, primarily due to our trading operations.

Expenses increased to $49.2 million in the three months ended September 30, 2002 from $26.0 million in the comparable period of 2001, primarily as a result of the increase in trading operations and the inclusion of the results of acquisitions during the current period. General and administrative expenses increased to $7.6 million in the three months ended September 30, 2002 from $4.1 million in the comparable period of 2001. Interest expense increased to $2.1 million in the three months ended September 30, 2002 from $0.8 million in the comparable period of 2001, primarily as a result of increased indebtedness resulting from recent acquisitions. In the current quarter, provisions for income taxes were $1.2 million, compared to a recovery of $0.2 million in the comparative quarter of 2001.

In the three months ended September 30, 2002, our net earnings were $1.9 million or $0.14 per share on a basic and diluted basis, compared to net earnings of $7.8 million or $0.61 per share on a basic basis ($0.58 per share on a diluted basis) in the three months ended September 30, 2001 which included a gain on investments.

LIQUIDITY  AND  CAPITAL  RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:


                        U.S. DOLLARS                    CANADIAN DOLLARS
                 ---------------------------    --------------------------------
                 SEPTEMBER 30,  DECEMBER 31,    SEPTEMBER 30,       DECEMBER 31,
                      2002          2001            2002               2001
                 -------------  ------------    -------------       ------------
                        (IN THOUSANDS)                    (IN THOUSANDS)
                       INFORMATION ONLY

Cash and cash
  equivalents    $  67,439      $  48,453       $106,945            $ 77,166
Securities          44,145         47,598         70,005              75,805
Total assets       311,627        247,796        494,179             394,639
Debt               100,759         61,535        159,783              98,000


We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At September 30, 2002, our cash and cash equivalents increased to $106.9 million from $77.2 million at December 31, 2001. At September 30, 2002, we had securities of $70.0 million, compared to $75.8 million at December 31, 2001.

Operating  Activities
---------------------

Operating activities provided cash of $6.8 million in the nine months ended September 30, 2002, compared to $26.6 million in the comparable period of 2001. A decrease in amounts due from investment dealers provided cash of $0.5 million in the nine months ended September 30, 2002, compared to $12.4 million in the comparable period of 2001, primarily as a result of the outsourcing of our private banking operations in 2001. In the nine months ended September 30, 2002, an increase in receivables used cash of $9.9 million, compared to $3.4 million in the comparable period of 2001. A decrease in accounts payable and accrued expenses used cash of $7.3 million in the nine months ended September 30, 2002, compared to $0.4 million in the comparable period of 2001. A net increase in securities used cash of $5.5 million in the current period, compared to $7.0 million in the comparable period of 2001. A decrease in properties held for development and sale in the current period provided cash of $2.4 million, compared to an increase in the same using cash of $0.2 million in the comparable period of 2001. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

Investing  Activities
---------------------

Investing activities in the nine months ended September 30, 2002 used cash of $27.9 million, compared to providing cash of $35.7 million in the comparable period of 2001. A net increase in loans during the current period used cash of $18.9 million, compared to a net decrease in loans providing cash of $36.1 million in the comparable period of 2001. In the nine months ended September 30, 2002, the purchases of subsidiaries (net of cash acquired) used cash of $34.9 million, while the sale of an equity method investment provided cash of $25.9 million. In August 2002, we acquired approximately 93% of the outstanding common shares of Euro Trade & Forfaiting, Inc., a company that is engaged primarily in merchant banking activities, for approximately $42.8 million. In
August 2002, we also acquired approximately 85% of the shares and U.S. $11.8 million of loans of Banff Resources Ltd. ("Banff"), a cobalt mining and processing company. Banff and its subsidiaries had outstanding third party indebtedness of $71.6 million, which is non-recourse to MFC. We acquired our interest for approximately $0.2 million and agreed to make annual royalty payments if certain conditions as to cobalt pricing and margins are met up to an aggregate maximum amount of U.S. $10.0 million.

Financing  Activities
---------------------

Financing  activities  provided  cash  of $43.2 million in the nine months ended
September 30, 2002, compared to using cash of $56.1 million in the comparable period of 2001. In the current period, a net increase in banking customer deposits provided cash of $22.8 million, compared to a net decrease in the same using cash of $60.6 million during the comparable period of 2001 when we outsourced our private banking operations. During the nine months ended September 30, 2002, the net repurchase of our common shares used cash of $7.1 million, compared to share issuances providing cash of $6.4 million in the comparable period of 2001. During the current period, net borrowings provided cash of $27.6 million, compared to net debt repayments using cash of $1.9 million in the comparable period of 2001.

In the nine months ended September 30, 2002, we paid a special dividend-in-kind, which resulted in our reducing shareholders' equity by $19.3 million.

An unrealized foreign exchange translation gain of $7.7 million on cash and cash equivalents resulted primarily from the appreciation of the Swiss franc relative to the Canadian dollar by approximately 12.0% over the period, which is included as shareholders' equity in our balance sheet and does not affect our net earnings.

We continue to explore potential acquisition opportunities as a means of expanding our business. Such opportunities may involve projects which are material in size and may require the raising of additional capital.

FOREIGN  CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In addition, certain assets, liabilities, revenues and expenses are denominated in U.S. dollars and Euros. In the nine months ended September 30, 2002, we reported approximately a net $10.7 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation gain at September 30, 2002 was $15.2 million, compared to a gain of $4.5 million at December 31, 2001.

We use derivatives to manage our exposure and our clients' exposure to foreign currency exchange rate risks.

Based upon the period average exchange rate in the third quarter of 2002, the Canadian dollar decreased by approximately 12.8% in value against the Swiss franc, approximately 1.1% in value against the U.S. dollar and approximately 10.3% in value against the Euro, compared to the third quarter of 2001.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5858 as at September 30, 2002, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

CERTAIN  FACTORS

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups and other companies offering financial services in Europe and globally.

DERIVATIVE  INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the third quarter of 2002. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant       MFC  BANCORP  LTD.
                 -----------------------------------------

By               /s/  Michael  J.  Smith
                 -----------------------------------------
                 Michael  J.  Smith
                 President  and  Chief  Executive  Officer

Date             November  28,  2002
                 ------------------------------------------